November 29, 2021

Mr. Brad Skinner

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

RE:	Royal Caribbean Cruises Ltd.

Form 10-K for Fiscal Year Ended December 31, 2020

Response Dated October 14, 2021

File No. 001-11884

Dear Mr. Skinner:

This letter sets forth the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) in your letter dated October 28, 2021, in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).

For your convenience, we have copied below in bold type each of the Staff’s comments, which are followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2020

General

1.	Please provide us with additional detail supporting the statement made in response to comment 2 that the incurred and projected capital expenditures related specifically to climate-related projects have not been material to the periods reported therein or future periods, including quantitative information. As part of your response, include detail regarding climate-related projects other than those related to your advanced emissions purification systems for which you incurred or will incur material capital expenditures.

1050 Caribbean Way, Miami, Florida 33132-2028 | 305 539 6000 | royalcaribbeangroup.com

Response:

We reduce our carbon footprint primarily through energy and carbon efficiencies included in the design of our new vessels, our ongoing fleet energy management program and the development of new technologies.

In responding to comment 2 in our letter dated October 14, 2021, we considered our advanced emissions purifications systems (“AEP”) as well as other projects that address climate-related matters and carbon reduction opportunities. Below is the capital cost, consisting of equipment and installation costs, of climate-related projects related to our existing fleet that we considered and concluded to be immaterial for disclosure for each of the periods presented in our Form 10-K for the year ended December 31, 2020:

(In thousands)	2018	2019	2020
Advanced emissions purification systems - retrofits	$53,851	$62,739	$33,178
Other climate-related projects	24,880	34,386	8,507
Climate-related projects capital expenditures	$78,731	$97,125	$41,685
Percentage of Purchases of property and equipment	2.2%	3.2%	2.1%

Our other climate-related projects noted above are categorized into the following five disciplines. Capital expenditures for each discipline for the periods presented in our Form 10-K for the year ended December 31, 2020 are as follows:

(In thousands)	2018	2019	2020
HVAC	$13,965	$19,149	$3,839
Machinery	5,651	12,952	3,931
Hydrodynamics	1,990	764	166
Operational Excellence	1,327	730	520
Electrical	1,947	791	51
	$24,880	$34,386	$8,507

Each discipline is defined as follows:

•      HVAC - Equipment related to heating, ventilation and air conditioning needs for galleys, accommodation, public spaces, and provisioning rooms refrigeration. Includes upgrades of AC chillers, compressors and fan coils.

•      Machinery - Related to main and auxiliary heavy marine equipment. Includes upgrades of engine, steam turbine generator, reverse osmosis, pumps, boilers and other heat exchangers.

•      Hydrodynamics - Entails improving propulsion performance and reducing the resistance through the water with more efficient design of air lubrication system, propeller blades, Azipod fins, bow thruster grids and underwater hull coatings.

•     Operational Excellence - Entails data management improvements and the development of real time and predictive digital tools to benchmark speed, route, engine, trim and hotel energy performance.

•      Electrical – Includes variable frequency drives for machinery and HVAC equipment and lighting upgrades in technical and public space areas including LED bulbs, smart dimmers and sensors.

AEP and other climate-related projects have become standard features of our new vessels and are part of each new vessel’s aggregate cost. While our costs for these features are not generally disaggregated by the builder from each new vessel’s contractual cost, we are able to arrive at a reasonable estimate of disaggregated AEP costs based on our experience installing the equipment on our existing vessels. The estimate of our disaggregated AEP costs in our new vessels is approximately a third of our cost of installing AEP on our existing vessels as no incremental retrofit expenses are required for the new vessels. The estimated disaggregated AEP cost for new vessels delivered in 2018, 2019 and 2020 represented 0.7%, 0.6% and 1.3%, respectively, of the total capital expenditures reported in the same periods, which we concluded to be immaterial for disclosure in our Form 10-K for the year ended December 31, 2020. Whereas the AEP project involves the installation of incremental equipment to our new vessels, our other climate-related projects generally involve equipment that has always been required to operate our vessels but have evolved to address climate-related matters. This makes the determination of a reasonable estimate of the incremental climate-related cost, if any, of such equipment not feasible. However, similar to the installation cost of AEP, the cost of other climate-related projects for our new vessels is further reduced as no retrofit expenses are required on new vessels as compared to our existing vessels. As a result, we believe the incremental cost, if any, of the other climate-related projects on our new vessels is significantly less than those costs listed above for the retrofitting of our existing vessels. Therefore, we determined the costs of AEP and other climate-related projects related to our new vessels to be immaterial for the periods presented in our Form 10-K for the year ended 2020.

At the time of filing our Form 10-K, the ratio of our projected capital expenditures for remaining AEP retrofits and other climate related projects for our existing vessels to projected total capital expenditures was consistent with the historical ratio ranges noted above. Additionally, the ratio of estimated disaggregated costs for AEP for our vessels on order to expected total capital expenditures for new vessels on order were 0.3%. We concluded that these amounts were immaterial for disclosure in our Form 10-K for the year ended December 31, 2020. As noted in our response letter dated October 14, 2021, the expected capital expenditures related to our new vessels on order can be found in the Future Capital Commitments disclosures in Item 1 of our Form 10-K. We will continue to monitor these projected expenditures and enhance our disclosure in future filings to the extent appropriate.

2.	We note from your response to comment 4 that you did not experience any weather-related impacts on the cost or availability of insurance that were material for the periods presented. Provide us with additional detail to support this statement, including quantification.

Response:

Our property insurance policy coverage period is June 1 to May 31, and the associated premiums for each of the last three policy years ended May 31, 2021 were less than $10 million and less than 1% of our marketing, selling and general expenses (where the insurance premium amortization expenses are recorded) and net income (loss) for the periods presented in our Form 10-K for the year ended December 31, 2020. For these coverage periods, we did experience increases in property insurance premiums, and insurance carriers cited a number of reasons for the increases including a rise in natural disasters and other weather-related events. For the same coverage periods, we did not experience any difficulty, weather-related or not, in obtaining our property insurance. We believe the property insurance policy premiums of less than $10 million for each coverage period, as well as any weather-related impacts on the cost or availability of our property insurance, to be immaterial to the periods presented in our Form 10-K for the year ended December 31, 2020. We will continue to monitor and revise future filings as appropriate to the extent such costs become material.

3.	In response to prior comment 5, you state that you have not experienced, nor do you have any ongoing, climate change related litigation that has resulted or is expected to result in a material impact to you. Please provide us with additional support for this statement and tell us how you considered providing disclosure addressing the risks associated with the possibility of climate change related litigation and its potential impact.

Response:

We did not experience any litigation that we reasonably would consider related to climate change during the periods reported in our Form 10-K for the year ended December 31, 2020. Primarily for this reason, we have not viewed the possibility of such litigation and its potential impact on our business as representing a significant or material factor that could cause an investment in our securities to be speculative or risky. Thus, although our Form 10-K and subsequent Forms 10-Q include disclosure concerning litigation risks in general and in relation to specific types of matters, we have not provided disclosure specifically addressing risks associated with the possibility of climate change related litigation and its potential impact. We will continue to monitor developments in this area, however, and enhance our risk factors disclosure in future filings to the extent appropriate.

4.	Your response to prior comment 6 indicates the cost to comply with applicable environmental regulations has not had a material impact on your results of operation. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

Response:

Our environmental regulations disclosure indicated that compliance with the following regulations did not materially impact our operations, costs and/or results:

•         MARPOL global ship sulfur emission limitation to 0.5%;

•         MARPOL Emission Control Areas (“ECA”) ship sulfur emission limitations to 0.1%;

•         North American and U.S. Caribbean Sea ECA nitrogen oxide emission limits;

•         International Maritime Organization’s (“IMO”) Ballast Water Management Convention discharge standards; and

•         European Union and IMO requirements to monitor and report ship annual carbon dioxide emissions.

MARPOL global ship sulfur emission limitation to 0.5% and ECA sulfur emission limitations to 0.1%

We incurred an increase in fuel expense for the portion of our fleet that had not been equipped with AEP when complying with MARPOL regulations that imposed special ECAs restricting ship sulfur emissions to 0.1% and, as of January 1, 2020, restricted global sulfur emissions to 0.5%. The higher fuel expense resulted from the incremental cost of compliant fuel. We concluded that the compliance cost was not material based on its incremental impact to our total cruise operating expenses or net income (loss) for the periods presented in our Form 10-K for the year ended December 31, 2020. Below is the incremental fuel expense as a percentage of total cruise operating expenses and of net income (loss) for each of the periods presented in our Form 10-K for the year ended December 31, 2020:

(In thousands)	2018	2019	2020
Incremental Fuel expense	$50,396	$62,016	$67,257
Percentage of Total cruise operating expenses	1.0%	1.0%	2.4	% *
Percentage of Net income (loss)	2.8%	3.3%	1.2%

* The increase in the 2020 ratio of Incremental Fuel expense to Total cruise operating expenses is primarily attributed to a shorter sailing period in 2020 due to COVID-19 where the itineraries requiring the use of compliant fuel were proportionally more significant to Total cruise operating expenses than they would have been in a full operating year. Additionally, the reduced global IMO limitation of sulfur to 0.5% as of January 1, 2020 broadly increased our full year 2020 fuel cost for the portion of our fleet that had not been equipped with advanced emissions purification systems.

North American and U.S. Caribbean Sea ECA nitrogen oxide emission limits

In certain ECAs, more stringent nitrogen oxide emission limits were imposed on all new vessels that began construction on or after January 1, 2016. The regulation did not require compliance for vessels that began construction prior to January 1, 2016, resulting in no compliance costs for those vessels. Our compliance with the regulation led to the installation of additional engine equipment for all new vessels starting with Celebrity Edge which was delivered in 2018. The additional equipment has become a standard feature of our new vessels and is part of each new vessel’s aggregate cost. Our cost for this equipment is not generally disaggregated by the builders from each new vessel’s aggregate contractual cost; however, we are able to arrive at a reasonable estimate of the itemized cost. The estimated disaggregated costs for the additional equipment addressing nitrogen oxide emission regulations for new vessels delivered in 2018, 2019 and 2020 represented 0.2%, 0.2% and 0.5%, respectively, of the total capital expenditures reported in the same periods. Estimated disaggregated costs for additional equipment addressing nitrogen oxide emission regulations to expected total capital expenditures for new vessels on order were 0.3%. We concluded that these amounts were immaterial for disclosure in our Form 10-K for the year ended December 31, 2020. As noted in our response letter dated October 14, 2021, the expected capital expenditures related to our new vessels on order can be found in the Future Capital Commitments disclosures in Item 1 of our Form 10-K.

The cost of consumable fluids used in the additional engine equipment during the three periods presented in our Form 10-K for the year ended December 31, 2020 was approximately $350,000 in the aggregate. We do not expect the projected cost of the consumable fluids to be material to our results of operations in future years.

IMO Ballast Water Management Convention discharge standards

Our compliance with ballast water regulations also resulted in the installation of related equipment to our fleet. The equipment was included in all new vessels starting with Quantum of the Seas which was delivered in 2014. The additional equipment has become a standard feature of our new vessels and is part of each new vessel’s aggregate cost. Our cost for this equipment is not generally disaggregated by the builders from each new vessel’s contractual cost; however, we are able to arrive at a reasonable estimate of the itemized cost based on our experience installing the equipment on our existing ships. The estimate of our new vessel cost for the equipment is approximately 40% of our cost of installing the equipment on our existing ships as no incremental retrofit expenses are required for the new vessels. Our remaining fleet has been retrofitted to include ballast water equipment for compliance, and the related installed equipment cost, approximately $530,000 per ship, was not material individually or in the aggregate to our capital expenditures for the periods presented in our Form 10-K for the year ended 2020. Below is the cost to retrofit our vessels as a percentage of total capital expenditures for each of the periods presented in our Form 10-K for the year ended December 31, 2020:

(In thousands)	2018	2019	2020
Ballast water retrofit capital expenditures	$1,371	$3,853	$872
Percentage of Purchases of property and equipment	0.04%	0.13%	0.04%

The estimated disaggregated costs for the additional equipment addressing ballast water regulations for new vessels delivered in 2018, 2019 and 2020 represented 0.03%, 0.01% and 0.02%, respectively, of the total capital expenditures reported in the same periods. Estimated disaggregated costs for additional equipment addressing ballast water regulations to total expected total capital expenditures for new vessels on order were 0.02%. We concluded that these amounts were not immaterial for disclosure in our Form 10-K for the year ended December 31, 2020. As noted in our response letter dated October 14, 2021, the expected capital expenditures related to our new vessels on order can be found in the Future Capital Commitments disclosures in Item 1 of our Form 10-K.

European Union and IMO requirements to monitor and report ship annual carbon dioxide emissions

Compliance with EU and IMO carbon dioxide emission monitoring and reporting regulations resulted in the development of a fuel reporting database for the fleet. The cost to develop the database was approximately $75,000 in 2017. Additionally, we incur approximately $5,000 of annual reporting approval and verification costs per vessel. We concluded that these costs were not material for the periods presented in our Form 10-K for the year ended December 31, 2020.

We will continue to monitor and revise future filings as appropriate to the extent that our costs to comply with applicable environmental regulations become material.

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If you have any questions, please feel free to contact me at (305) 539-6174.

Very truly yours,

/s/ Jason T. Liberty

Jason T. Liberty
Chief Financial Officer

cc:     Diane Fritz, U.S. Securities and Exchange Commission